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SECURITIES AND EXCHANGE COMMISSION 06050281
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
NOV 28 2006
WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NDX Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3433 Broadway St NE, Suite 490
(No. and Street)

Minneapolis (City) MN (State) 55413 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristen Hager 612-331-8225 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli, LLP
(Name – *if individual, state last, first, middle name*)

4000 Lexington Ave N, Suite 201 (Address) St. Paul, (City) MN (State) 55126 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 26 2006
THOMSON FINANCIAL

3

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristen Hager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NDX Trading, Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristen Hager
Signature

FINOP
Title

Chad Thompson
Notary Public

CHAD THOMPSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1-31-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)
Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended September 30, 2006 and 2005

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Financial Statements and Additional Information

Years Ended September 30, 2006 and 2005

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
NDX Trading, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of NDX Trading, Inc., as of September 30, 2006 and 2005, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NDX Trading, Inc., as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules starting on page 14 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

October 27, 2006
St. Paul, Minnesota

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Balance Sheets

September 30, 2006 and 2005

Assets	2006	2005
Cash	$ 25,170	$ 48,113
Deposits with clearing organization	41,870	40,314
Receivable from brokers and dealers clearing organization	5,741	13,982
Property and equipment - Net	30,070	48,595
Other assets	5,726	9,926
TOTAL ASSETS	$ 108,577	$ 160,930
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 41,993	$ 9,988
Other liabilities	10,536	1,298
Total liabilities	52,529	11,286
Stockholders' equity:		
Common stock; no par value		
Authorized - 10,000 shares		
Issued and outstanding - 2,000 shares	44,225	44,225
Additional paid-in capital	141,467	141,467
Accumulated deficit	(129,644)	(36,048)
Total stockholders' equity	56,048	149,644
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 108,577	$ 160,930

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Statements of Operations

Years Ended September 30, 2006 and 2005

		2006		2005
Revenue:				
Commissions	$	828,748	$	1,145,947
Interest		1,556		574
Other income		210		-
Total revenue		830,514		1,146,521
Expenses:				
Employee compensation and benefits		180,721		211,304
Occupancy		100,776		152,364
Commissions and clearance fees		85,036		135,920
Communications and data processing		418,736		482,046
Regulatory fees		11,398		12,969
Legal and professional fees		32,520		80,537
Marketing and promotion		2,877		4,894
Interest		142		129
Other expenses		91,530		87,556
Total expenses		923,736		1,167,719
Loss before income taxes		(93,222)		(21,198)
Provision for income taxes		374		1,479
Net loss	$	(93,596)	$	(22,677)

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Statements of Stockholders' Equity

Years Ended September 30, 2006 and 2005

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balances at October 1, 2004	2,000	$ 44,225	$ 67,701	$ (13,371)	$ 98,555
Net loss	-	-	-	(22,677)	(22,677)
Captial contribution	-	-	73,766	-	73,766
Balances at September 30, 2005	2,000	44,225	141,467	(36,048)	149,644
Net loss	-	-	-	(93,596)	(93,596)
Balances at September 30, 2006	2,000	$ 44,225	$ 141,467	$ (129,644)	$ 56,048

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Statements of Cash Flows

Years Ended September 30, 2006 and 2005

	2006	2005
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Net loss	$ (93,596)	$ (22,677)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	19,742	41,696
Changes in operating assets and liabilities:		
Deposits with clearing organization	(1,556)	(575)
Net receivable from brokers and dealers	8,241	13,411
Prepaid expenses and other assets	4,200	29,797
Accounts payable and accrued expenses	41,244	(41,527)
Total adjustments	71,871	42,802
Net cash provided by (used in) operating activities	(21,725)	20,125
Cash flows from investing activities:		
Capital expenditures	(1,218)	(4,139)
Net cash used in investing activities	(1,218)	(4,139)
Net change in cash and cash equivalents	(22,943)	15,986
Cash and cash equivalents at beginning	48,113	32,127
Cash and cash equivalents at end	$ 25,170	$ 48,113

Supplemental cash flow information:

Cash paid during the year for:		
Interest	$ 142	$ 129
Income taxes paid	374	1,479

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Statements of Cash Flows (Continued)

Years Ended September 30, 2006 and 2005

Noncash investing and financing activities:

NDX Holding, Inc., contributed $73,766 of net fixed assets to NDX Trading, Inc., in 2005. This transaction was recorded as an equity contribution.

Note 1 Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States. Significant accounting and reporting policies follow:

Organization and Nature of Business

NDX Trading, Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission under (SEC) Rule 15c3-3 (k)(2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of NDX Holdings (the "Parent").

Security transactions are recorded on a trade date basis. Commission income and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expense are recorded on a trade date basis.

Approximately 50% of the Company's customers are located in the State of Minnesota and the remainder are located throughout the United States.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Reserve Requirement

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted or received from the Parent. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses and benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Valuation Allowance

The Company had a deferred tax asset of $82,438 and $45,000 at September 30, 2006 and 2005, respectively, related to current and prior year net operating loss carryforwards. In 2006 and 2005, the deferred tax asset has been reduced by a valuation allowance of $82,438 and $45,000, respectively.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions are settled.

Advertising Costs

Advertising costs are expensed as incurred.

Property, Equipment, and Depreciation

Property, plant, and equipment are valued at cost net of accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property, plant, and equipment are reflected in operations. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2006 and 2005, the Company had net capital of $20,252 and $91,123, respectively, and net capital requirements of $5,000 for both years. The Company's ratio of aggregate indebtedness to net capital at September 30, 2006 and 2005, was 2.6 to 1 and .12 to 1., The SEC permits a ratio of no greater than 15 to 1.

Note 3 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 Receivable From Clearing Organization

Amounts receivable from clearing organizations are reported net of amounts due and consist of the following at September 30:

	2006	2005
Commissions receivable	$ 5,741	$ 13,982

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis (Note 1). The amount receivable from the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $30,000 deposit with the organization to collaterize certain transactions.

Note 5 Property and Equipment

Property and equipment consist of the following:

	2006	2005
Office equipment	$ 774,491	$ 773,273
Leasehold improvements	28,034	28,034
Total	802,525	801,307
Less: Accumulated depreciation	(772,455)	(752,712)
Net property and equipment	$ 30,070	$ 48,595

Depreciation expense was $19,742 in 2006 and $41,696 in 2005.

Note 6 Management Contract/Related-Party Transactions

In August 2006, the Company entered into a formal operating agreement with NDX Futures, Inc. and NDX Capital Management, Inc., affiliates of the Company. Under this agreement, the affliates are to pay the Company certain monthly rent and operating expenses. This agreement is cancelable by either of the three parties on an annual basis.

During 2006, the Company entered into a loan agreement with its Parent to borrow up to $15,000. As of September 30, 2006, the loan advances totaled $9,700. All loan proceeds are to be paid back at the maturity date of October 31, 2006, with no interest.

The Company terminated its management agreement with its Parent in June 2004. As part of the termination, certain assets and liabilities were transferred to the Company. The final transfer occurred in 2005. The excess assets over liabilities transferred was recorded as a capital contribution by the Parent of $73,766.

Note 7 Concentration of Credit Risk

The Company at times maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation in excess of federally insured limits.

Note 8 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of any net losses on these unsettled trades. At September 30, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 Retirement Plan

The Company sponsors a 401(k) profit sharing plan that covers substantially all full-time employees of the Company. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan on an annual basis. No retirement plan contributions were authorized for 2006 or 2005.

Note 10 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2006. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Additional Information

NDX Trading, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2006 and 2005

	2006	2005
Net capital:		
Total stockholders' equity	$ 93,486	$ 149,644
Deductions and/or charges:		
Nonallowable assets:		
Premises and equipment	30,070	48,595
Prepaid expenses and other assets	43,164	9,926
Net capital before haircuts on securities positions	20,252	91,123
Haircuts on securities	-	-
Net capital	$ 20,252	$ 91,123
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	52,529	11,286
Total aggregate indebtedness	$ 52,529	$ 11,286
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$ 3,504	$ 752
Minimum dollar requirement	5,000	5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital at required minimum dollar amount	$ 15,252	$ 86,123
Excess net capital at 6.67% of aggregate indebtedness	$ 16,748	$ 90,371
Ratio: Aggregate indebtedness to net capital	2.6 to 1	.12 to 1

WIPFLi LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
NDX Trading, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and additional schedules of NDX Trading, Inc. ("the Company") for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests for such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

October 27, 2006
St. Paul, Minnesota